SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of September 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                    RYANAIR EXPANDS TO 16 ROUTES FROM MILAN
                       $120M INVESTMENT - 2 NEW AIRCRAFT

             7 NEW EUROPEAN ROUTES TO HOLLAND - NORWAY - SPAIN - UK

Ryanair, Europe's No.1 low fares airline, today (Wednesday, 29th September 2004) announced it is to expand its base at Milan Orio al Serio airport from 3 to 5 based aircraft, representing a further investment of $120M, and also announced 7 new European routes from Milan to: Oslo (Norway), Eindhoven (Holland), Valencia, Seville & Zaragoza (Spain) and Liverpool & Newcastle (UK). In addition, Ryanair also announced its 22nd route from its Frankfurt (Hahn) base to Klagenfurt in Austria.

Ryanair, which is already Italy's favourite airline for Europe, began flying from Milan Orio al Serio in April 2002, and already operates 9 low fare international routes from Milan. This year Milan Orio al Serio will have almost 2.0M Ryanair passengers, saving EUR200M over the high fares charged by Alitalia.

Announcing the new routes in Milan today, Ryanair's Head of Marketing for Europe, Sinead Finn said:

        "We opened our first Italian base in Milan Orio al Serio in February 03, and today we are significantly increasing the size of our base with 2 brand new Boeing 737-800 aircraft and 7 new routes, bringing a total investment by Ryanair at Milan to over $300M.

        "These fantastic new destinations, which are on sale right now at www.ryanair.com from an incredible EUR5.99! (excl. taxes) will start in January and February 2005. We would urge passengers wishing to grab a bargain to these great destinations to book now, as demand will be huge!"

MILAN ORIO AL SERIO TO:
                      FARE (from)    FREQUENCY             START DATE

OSLO                    EUR5.99         DAILY                25th FEB 05
(Torp)

LIVERPOOL               EUR5.99         DAILY                25th FEB 05

NEWCASTLE               EUR5.99         DAILY                25th FEB 05

SEVILLE                 EUR5.99         DAILY                25th FEB 05

VALENCIA                EUR5.99         DAILY                19th JAN 05

ZARAGOZA                EUR5.99         DAILY                25th FEB 05

EINDHOVEN               EUR5.99         DAILY                25th FEB 05

Ends.                          Wednesday, 29th September 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 September 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director